

Mail Stop 3720

April 17, 2008

<u>Via U.S. Mail</u>

Mr. William Danis
Chief Financial Officer
Med-Emerg International, Inc.
6711 Mississauga Road
Suite 404
Mississauga, Ontario
Canada L5N 2W3

> **RE:** **Med-Emerg International, Inc.**
> **Form 10-K for the Year ended December 31, 2007**
> **Filed March 28, 2008**
> **File No. 001-13861**

Dear Mr. Danis:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the Year Ended December 31, 2007

Financial Statements and Notes

17.Canadian and United States Accounting Policy Differences

Reconciliation of Net Earnings Under Canadian GAAP to US GAAP, page F-22

1.   We note your revenue recognition policy for healthcare consulting service that the revenue is recognized over the life of each contract based on proportional performance as indicated by the achievement of milestones specified in the contract and when there is reasonable assurance of collection under Canadian GAAP. Please advise us in more detail the nature and the terms of this type of contract and what do you meant by "proportional performance as indicated by the achievement of milestones". Tell us and disclose the revenue recognition policy for this type of contract under US GAAP. If the US GAAP policy is different from that of Canadian GAAP, advise us the differences and explain to us why they are not reflected in the reconciliation on page F-22.

Consolidated Statement of Earnings – US GAAP, page F-22

2.   We note your presentation of sub-total "Income/(loss) before undernoted items" in the consolidated statement of earnings –US GAAP. We believe such presentation as inappropriate for US GAAP financial statements. Please remove this sub-total here and elsewhere, as applicable, in future filings. Refer to Rule 5-03 of Regulation S-X.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director